FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Three months ended June 30, 2025

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—3 months ended June 30, 2025

Nomura reported net revenue of 523.3 billion yen for the 3 months ended June 30, 2025, an increase of 15.2% from the same period in the previous year. Non-interest expenses increased by 3.3% from the same period in the previous year to 363.0 billion yen. Income before income taxes was 160.3 billion yen and net income attributable to NHI shareholders was 104.6 billion yen for the 3 months ended June 30, 2025. Basic-Net income attributable to NHI shareholders per share was 35.19 yen and Diluted-Net income attributable to NHI shareholders per share was 34.04 yen. Return on shareholders’ equity was 12.0%. Return on shareholders’ equity annualized is calculated as the ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity multiplied by 4 to annualize the figure.

i.) Financial Position

As of June 30, 2025, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 58.1 trillion yen (an increase of 1.3 trillion yen compared to March 31, 2025 due mainly to an increase in Trading assets)

•	Total liabilities: 54.5 trillion yen (an increase of 1.3 trillion yen compared to March 31, 2025 due mainly to an increase in Trading liabilities)

•	Total equity: 3.6 trillion yen (an increase of 0.01 trillion yen compared to March 31, 2025 due mainly to an increase in Retained earnings)

•	Total NHI shareholders’ equity: 3.5 trillion yen

As of June 30, 2025, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,398 billion yen (3,500 billion yen as of March 31, 2025)

•	Tier 2 Capital: 26.6 billion yen (0.6 billion yen as of March 31, 2025)

•	Total Capital: 3,425 billion yen (3,500 billion yen as of March 31, 2025)

•	Tier 1 Capital ratio: 14.8% (16.2% as of March 31, 2025)

•	Common Equity Tier 1 Capital ratio: 13.2% (14.5% as of March 31, 2025)

•	Consolidated Capital Adequacy ratio: 14.9% (16.2% as of March 31, 2025)

•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 4.80% (5.16% as of March 31, 2025)

•	Risk weighted assets: 22,887 billion yen (an increase from 21,497 billion yen as of March 31, 2025 due mainly to an increase of Credit Risk)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised upon finalization, which is currently expected to occur by the end of October 2025.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.)	Value at Risk

Value at risk as of June 30, 2025 was 4.5 billion yen, 18.4% increase compared to March 31, 2025. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.)	Number of Employees

As of June 30, 2025, Nomura had 27,908 employees globally (Japan: 15,317, Europe: 3,155, Americas: 2,476, Asia and Oceania (including Powai office in India): 6,960).

The 3 months ended June 30, 2025—Business Highlights

Business Segment Information

Wealth Management

Results of operation*

	Billions of yen		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Net revenue	109.7	105.8	(3.6)
Non-interest expenses	68.5	67.0	(2.2)

Income (loss) before income taxes	41.2	38.8	(5.9)

Net revenue decreased from ¥109.7 billion for the 3 months ended June 30, 2024 to ¥105.8 billion for the 3 months ended June 30, 2025 primarily due to a decrease in commissions. Non-interest expenses were ¥67.0 billion and income before income taxes was ¥38.8 billion.

*	We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

KPIs

	Trillions of yen		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Recurring revenue assets	23.5	24.6	4.7

	Billions of yen		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Net inflows of recurring revenue assets(1)	387.9	278.9	(28.1)

	Thousands		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Flow business clients	925	914	(1.2)

	Thousands		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Workplace services	3,883	3,963	2.1

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value.

Investment Management

Results of operation

	Billions of yen		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Net revenue	47.7	50.6	6.1
Non-interest expenses	24.5	29.0	18.6

Income (loss) before income taxes	23.2	21.5	(7.1)

Net revenue increased from ¥47.7 billion for the 3 months ended June 30, 2024 to ¥50.6 billion for the 3 months ended June 30, 2025, primarily due to an increase in Business revenue. Non-interest expenses were ¥29.0 billion and income before income taxes was ¥21.5 billion.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the year ended
	March 31, 2024 (A)	March 31, 2025 (B)	(B-A)/(A)
Business revenue(1)	39.1	40.7	4.1
Investment gain/ loss(2)	8.6	9.9	15.1

Net revenue	47.7	50.6	6.1

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

KPIs

	Trillions of yen		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Asset Under Management	89.3	94.3	5.6

	Billions of yen		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Net inflows	951	108	(88.6)

Wholesale

Results of operation

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	244.8	261.1	6.6
Non-interest expenses	223.7	219.2	(2.0)

Income (loss) before income taxes	21.1	41.9	98.4

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Fixed Income	125.6	124.9	(0.6)
Equities	82.0	98.3	19.9
Global Markets	207.7	223.2	7.5
Investment Banking	37.2	37.9	1.9

Net revenue	244.8	261.1	6.6

Global Markets net revenue was ¥223.2 billion. Fixed Income net revenue decreased from ¥125.6 billion for the 3 months ended June 30, 2024 to ¥124.9 billion for the 3 months ended June 30, 2025 because of a slowdown from the same period of last year’s strong performance in spread products. Equities net revenue increased from ¥82.0 billion for the 3 months ended June 30, 2024 to ¥98.3 billion for the 3 months ended June 30, 2025 due to strong performances in equity products. Investment banking net revenue was ¥37.9 billion.

KPIs

Three months ended
June 30,
Cost-to-income ratio
2024/25	91%
2025/26	84%
Revenue/modified RWA
2024/25	7.3%
2025/26	6.9%

Banking

Results of operation*

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	11.2	12.8	14.4
Non-interest expenses	7.2	9.2	28.2

Income (loss) before income taxes	4.0	3.6	(10.4)

Net revenue increased from ¥11.2 billion for the 3 months ended June 30, 2024 to ¥12.8 billion for the 3 months ended June 30, 2025. Non-interest expenses were ¥9.2 billion and income before income taxes was ¥3.6 billion.

*	We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

KPIs

	Billions of yen		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Loan Outstanding (The Nomura Trust and Banking Co., Ltd.)(1)	1,044	1,069	2.4

	Trillions of yen		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Investment Trust balance (The Nomura Trust and Banking Co., Ltd.)(2)	40.5	40.0	(1.2)

	Billions of dollars		% Change
	March 31, 2025 (A)	June 30, 2025 (B)	(B-A)/(A)
Assets under administration (Nomura Bank (Luxembourg) S.A.)(3)	55.6	59.3	6.7

(1)

The total balance of loans conducted by The Nomura Trust and Banking Co., Ltd. (“NTB”), such as private banking loans and the “Nomura Web Loan” securities-backed loan product, corresponds to the figure for “Loans” disclosed on the asset side of NTB’s standalone balance sheet. Such figure is disclosed on the basis of regulatory standards based on accounting principles generally accepted in Japan and does not necessarily correspond to “Loans receivable” as disclosed by NHI on its consolidated balance sheet, which is prepared on the basis of accounting principles generally accepted in the United States.

(2)

The asset balance of investment trusts entrusted to NTB, calculated as the total net asset value of each fund as of its respective most recent fiscal period end. Such fiscal period end may not align with the date shown, and, for funds with only annual or semi-annual accounting, such period-end may not have occurred, and the amount may not have been updated, during the relevant quarter. The amount shown corresponds to the figure for “Investment Trusts” disclosed on the liability side of NTB’s standalone Statement of Trust Account. Such figure, which is disclosed on the basis of Japanese regulatory standards, is not included in NHI’s consolidated balance sheet.

(3)

The total asset amount of each investment trust for which Nomura Bank (Luxembourg) S.A. is responsible for calculating the net asset value, accounting treatment, order processing, nominee management, and creating preparation of various reports.

Other Operating Results*

	Billions of yen		% Change
	For the 3 months ended
	June 30, 2024 (A)	June 30, 2025 (B)	(B-A)/(A)
Net revenue	39.7	93.2	134.4
Non-interest expenses	27.6	38.6	39.8

Income (loss) before income taxes	12.2	54.6	349.1

Net revenue was 93.2 billion yen, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was 54.6 billion yen.

*	We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue
Business segment information:
Wealth Management	109,716	105,796	(3.6)
Investment Management	47,670	50,574	6.1
Wholesale	244,846	261,072	6.6
Banking	11,232	12,845	14.4

Subtotal	413,464	430,287	4.1
Other	39,739	93,160	134.4

Net revenue	453,203	523,447	15.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(132)	—

Net revenue	454,442	523,315	15.2

Non-interest expenses
Business segment information:
Wealth Management	68,517	67,041	(2.2)
Investment Management	24,491	29,047	18.6
Wholesale	223,725	219,164	(2.0)
Banking	7,200	9,231	28.2

Subtotal	323,933	324,483	0.2
Other	27,578	38,550	39.8

Non-interest expenses	351,511	363,033	3.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	351,511	363,033	3.3

Income (loss) before income taxes
Business segment information:
Wealth Management	41,199	38,755	(5.9)
Investment Management	23,179	21,527	(7.1)
Wholesale	21,121	41,908	98.4
Banking	4,032	3,614	(10.4)

Subtotal	89,531	105,804	18.2
Other*	12,161	54,610	349.1

Income (loss) before income taxes	101,692	160,414	57.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(132)	—

Income (loss) before income taxes	102,931	160,282	55.7

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net gain (loss) related to economic hedging transactions	(2,853)	1,067	—
Realized gain (loss) on investments in equity securities held for operating purposes	—	5	—
Equity in earnings of affiliates	14,800	12,321	(16.8)
Corporate items	5,519	(11,637)	—
Other	(5,305)	52,854	—

Total	12,161	54,610	349.1

Note) Prior period amounts have been reclassified to conform to the current year presentation.

Disclaimers

•	This document is produced by Nomura. Copyright 2025 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review of the consolidated financial statements for the three-month period ended June 30, 2025 has not been completed by the independent auditors as of the date of this supplement. As a result of such review, certain of the information set forth herein may be materially revised. Nomura intends to disclose its reviewed consolidated financial statements in August 7, 2025.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the year ended March 31, 2025.